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                                                           OMB APPROVAL
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                                                   OMB Number:        3235-0415
                                                   Expires:    October 31, 1997
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                                                   hours per response.....14.90
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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               Trend-Lines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                894859-10-7
                       --------------------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-----------------------                                  ---------------------
  CUSIP NO. 894859-10-7                                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Emilia F. Black
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.A.
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                          973,488
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,188,500
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                          973,488
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          1,188,500
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,533,075

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

      [X]
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      23.26%

------------------------------------------------------------------------------
12    TYPE OF REPORTING*

      In

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages


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                                   ITEM 1(A)


Name of Issuer: Trend-Lines, Inc.


                                   ITEM 1(B)

Address of Issuer's Principal Executive Offices: 135 American Legion Highway Revere, Massachusetts 02151


                                   ITEM 2(A)

Name of Person Filing:  Emilia F. Black


                                   ITEM 2(B)

Address of Principal Business Office or, if none, Residence: 135 American Legion Highway, Revere, Massachusetts 02151


                                   ITEM 2(C)

Citizenship:  USA


                                   ITEM 2(D)

Title of Class of Securities: Class A Common Stock, $.01 par value ("Class A Common Stock")


                                   ITEM 2(E)

CUSIP Number: 894859-10-7
              -----------


                                     ITEM 3

Not Applicable


                                     ITEM 4

Ownership:

    (a) Amount Beneficially Owned:   2,533,075 shares of Class A Common Stock,
        -------------------------
of which shares the reporting person has the right to acquire 2,439,575 shares upon conversion of such shares of Class B Common Stock, which are convertible at any time into Class A Common Stock on a one to one share basis.

    The shares deemed beneficially owned by the reporting person are held of record by certain trusts of which the reporting person is a trustee, beneficiary or settlor.

    Of the 2,533,075 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person has the sole voting and investment power with respect to 973,488 shares of Class A Common Stock deemed beneficially owned by her.

    Of the 2,533,075 shares of Class A Common Stock deemed beneficially owned by the reporting person, the reporting person does not have voting or investment power with respect to 371,087 shares of Class A Common Stock, but has the right to acquire such shares in her capacity as settlor of certain trusts.

    The reporting person shares voting and investment power with respect to 1,188,500 shares of Class A Common Stock.

    Except for 371,087 shares of Class A Common Stock, the reporting person disclaims beneficial ownership as to 4,207,585 shares of Class A Common Stock deemed beneficially owned by the reporting person's spouse.

    (b)   Percent of Class:  23.26%
                             ------

    (c)  Number of Shares as to which such person has:

            (i) sole power to vote or to direct the vote:  973,488 shares

           (ii) shared power to vote or to direct the vote:  1,188,500 shares

          (iii) sole power to dispose or to direct the disposition of:
                   973,488 shares

           (iv) shared power to dispose or to direct the disposition of:
                   1,188,500 shares


                                     ITEM 5

Ownership of Five Percent or Less of Class: Not Applicable


                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person: Not Applicable


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

                                     ITEM 8

Identification and Classification of Members of the Group: Not Applicable


                                     ITEM 9

Notice of Dissolution of Group: Not Applicable


                                    ITEM 10

Certification: Not Applicable


                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   4/10/97
___________________
Date



/s/ Emilia F. Black
___________________
Signature



Emilia F. Black
___________________
Name/Title